Corso Giacomo Matteotti, 8
20121 Milano
Italy
Tel: [redacted]
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LATHAM&WATKINS

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06019151

File No. 82-35020

SUPPL

December 11, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

Banca Intesa S.p.A. - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File No. 82-35020

Ladies and Gentlemen,

On behalf of Banca Intesa S.p.A. ("**Banca Intesa**") and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press Release dated December 11, 2006, regarding the completion of the public tender offer for Ltg Banka in Bosnia and Herzegovina;
- Press Release dated December 1, 2006, regarding the extraordinary and ordinary shareholders' meeting held on December 1, 2006;
- Press Release dated December 1, 2006, regarding an agreement by Banca Intesa and Sanpaolo IMI with the trade unions for a voluntary solidarity allowance;
- Press Release dated November 24, 2006, regarding the synthetic securitization transaction "Da Vinci" for US$ 650 million;
- Press Release dated November 22, 2006, regarding a clarification on Alitalia; and
- Update dated November 28, 2006 on the convocation notice for the extraordinary and ordinary shareholders' meeting.

In addition, Banca Intesa has filed the documentation listed below with CONSOB (*Commissione Nazionale per la Società e la Borsa*), the Italian authority responsible for regulating the Italian securities market. No English translations, versions or summaries of such documents have been prepared by Banca Intesa. As a result, only a brief description of such documentation is furnished:

- Minutes of the Shareholders' Meeting held on December 1, 2006 regarding the approval of the plan for the merger of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A., the appointment of the Supervisory Board of the Surviving

Company and the authorisation for the purchase and subsequent assignment for free to the employees of shares of Banca Intesa (filed on December 11, 2006).

Please feel free to call me at 011-44-20-7710-1076 if you have any questions.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Sincerely yours,

Michael S. Immordino (by S. Shaw)

Michael S. Immordino
of LATHAM & WATKINS

Enclosures

cc: Andrea Tamagnini
of Banca Intesa S.p.A.

Banca Intesa

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File No. 82-35020

Press releases

BANCA INTESA: COMPLETION OF THE PUBLIC TENDER OFFER FOR LTG BANKA IN BOSNIA AND HERZEGOVINA

Milano, 11th December 2006

Banca Intesa announces the finalisation of the transaction carried out by its subsidiary Privredna Banka Zagreb (PBZ), the second largest Croatian bank, for the acquisition of control of LT Gospodarska banka d.d. Sarajevo (LTG banka).

PBZ had acquired a majority stake in LTG banka last October from a group of controlling shareholders at the price of €76.73 (KM 150.07) per share; afterwards a public tender offer was launched for the remaining shares at the same price.

After the completion of the tender offer PBZ holds altogether 140,724 ordinary shares, representing 66.99% of LTG banka's ordinary share capital, for a total investment of €10.8 million.

As at 31st December 2005, LTG banka had €71.9 million of assets, €45 million of customer loans, €55.3 million of customer deposits, and €9.19 million of shareholders' equity. For the twelve months ended 31st December 2005, its net income amounted to €119,000. The bank's network is made up of 6 regional branches and 19 branch offices.

Gruppo Intesa is already present in Bosnia and Herzegovina where it owns 81.18% of UPI Banka, the fifth largest bank in the country, the purchase of which was completed last February.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Banca Intesa S.p.A. may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

Banca Intesa
Investor Relations
+39.02.87943180
investorelations@bancaintesa.it

Banca Intesa
Media Relations
+39.02.87963531
stampa@bancaintesa.it

www.bancaintesa.it

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Press releases

File No. 82-35020

BANCA INTESA: EXTRAORDINARY AND ORDINARY SHAREHOLDERS' MEETING

Milano, 1st December 2006

The Extraordinary Shareholders' Meeting approved:

- **the plan for the merger by incorporation of Sanpaolo IMI with and into Banca Intesa at an exchange ratio of 3.115 newly-issued ordinary shares of Banca Intesa for each ordinary or preference share of Sanpaolo IMI;**
- **an increase in share capital in respect of the merger for a maximum amount of 3,037,379,042.88 euro;**
- **a further increase in share capital in respect of the stock option plans already resolved upon by the company to be merged for a maximum amount of 15,835,003.08 euro;**
- **the new Articles of Association of the surviving company, which provide for, among other things:**
  - **-the adoption of the corporate name Intesa Sanpaolo S.p.A.,**
  - **-the registered office in Turin and a secondary registered office in Milan,**
  - **-a corporate governance system composed of the Supervisory Board and the Management Board.**

The Ordinary Shareholders' Meeting:

- **appointed the first Supervisory Board of Intesa Sanpaolo, composed of 19 members;**
- **appointed Giovanni Bazoli as Chairman and Antoine Bernheim and Rodolfo Zich as Deputy Chairmen of the Supervisory Board;**
- **approved the purchase of Banca Intesa ordinary shares up to a maximum number of 5,250,000 and their subsequent assignment, for free, to the employees of former Banca Intesa.**

The Extraordinary and Ordinary Shareholders' Meeting of Banca Intesa was held today under the chairmanship of Giovanni Bazoli.
The Extraordinary Shareholders' Meeting approved **the plan for the merger by incorporation of Sanpaolo IMI with and into Banca Intesa at an exchange ratio of 3.115 newly-issued ordinary shares of Banca Intesa for each ordinary or preference share of Sanpaolo IMI**. The Sanpaolo IMI ordinary shares represented by the American Depositary Receipts (ADRs) will be exchanged based upon the same exchange ratio applied to all the Sanpaolo IMI ordinary shares.
The Shareholders' Meeting approved a consequent **increase in share capital in respect of the merger up to a maximum nominal amount of 3,037,379,042.88 euro** through the issuance of a maximum of 5,841,113,544 new Banca Intesa ordinary shares (which shall have rights to dividends accruing from 1st January 2006). The Meeting also approved a **further increase in share capital up to a maximum nominal amount of 15,835,003.08 euro** through the issuance of a maximum of 30,451,929 new Banca Intesa ordinary shares **in respect of the stock option plans** already resolved upon by the company to be merged, to the extent such option plans are still effective.
Moreover, the Meeting approved **a new text of the Articles of Association,** coming into effect when the merger comes into legal effect, which provides for, among other things:

-the adoption of the corporate name Intesa Sanpaolo S.p.A.;
-the registered office in Turin, where, in particular, the shareholders' meetings will be held, and **a secondary registered office in Milan;**
-the adoption of the so-called dual corporate governance system composed of the Supervisory Board and the Management Board.

In particular, the new Articles of Association include the following provisions:

-the **Supervisory Board** is to be composed of a minimum of 15 up to a maximum of 21 members appointed by the Shareholders' Meeting on the basis of the voting list mechanism. Supervisory Board members are to remain in office for three financial years and their terms expire at the date of the subsequent Shareholders' Meeting; shareholders representing at least 1% of the ordinary share capital may submit a list of candidates. The Articles of Association delegate to the Supervisory Board, in addition to the matters reserved by law, the approval of: the programmatic and strategic guidelines, as well as business and financial plans, budgets of the Parent Company and the Group prepared by the Management Board and strategic and major economic-financial transactions upon proposal by the Management Board;
-the **Management Board** is to be composed of a minimum of 7 up to a maximum of 11 members, appointed by the Supervisory Board, which determines their number at the time of appointment. The Management Board members remain in office, as resolved upon by the Supervisory Board, for a maximum of three financial years and their terms expire at the date of the meeting of the Supervisory Board called to approve the financial

statements relating to the last year of their office. The Management Board is in charge of the management of the company in compliance with the strategic guidelines approved by the Supervisory Board and has the power to take all actions relating to both the ordinary and extraordinary administration which it deems necessary to achieve the corporate purpose. For certain strategic matters the authorisation of the Supervisory Board is also required;

-the Management Board is to appoint among its members a **Chairman,** who is the Company's legal representative, and a **Managing Director**, who is the Chief Executive Officer (CEO) and supervises the company's management within the powers he/she has been delegated and in compliance with the general guidelines set out by the other Company bodies;

-the Supervisory Board is to establish among its members:

- a **Nomination Committee** with the responsibility for selecting and proposing appointments to the Management Board,
- a **Remuneration Committee** with the responsibility for proposing and consulting on remuneration to Company bodies in accordance with applicable law and the Articles of Association,
- a **Control Committee** with the responsibility for proposing, consulting, and enquiring on matters attributed to the Supervisory Board regarding internal controls.

In accordance with the provisions set forth in a specific transitory rule - which is immediately effective - of the new Articles of Association, the Ordinary Shareholders' Meeting, using the voting list mechanism, **appointed the first Supervisory Board of Intesa Sanpaolo**, composed of the following 19 members, 14 of whom have declared to possess the independence requirements set forth by the new Corporate Governance Code promoted by the Italian Stock Exchange:

		Enrolment with the Register of Auditors and practice in the legal audit of accounts	Independence requirements as set forth by the Corporate Governance Code
1.	Giovanni Bazoli		
2.	Gianluca Ponzellini	X	X
3.	Antoine Bernheim		
4.	Carlo Barel di Sant'Albano		
5.	Pio Bussolotto		
6.	Giovanni Costa		X
7.	Franco Dalla Sega	X	X
8.	Gianluca Ferrero	X	X
9.	Angelo Ferro	X	X
10.	Pietro Garibaldi		X
11.	Fabrizio Gianni	X	X
12.	Alfonso Iozzo		
13.	Giulio Lubatti	X	X
14.	Eugenio Pavarani	X	X
15.	Gianguido Sacchi Morsiani		X
16.	Ferdinando Targetti		X
17.	Livio Torio	X	X
18.	Rodolfo Zich		X
19.	Rosalba Casiraghi (*)	X	X

(*)Representative of the minority list.

The first 18 members were elected from the list presented by Fondazione Cariplo, the nineteenth member was elected from the list presented by Arca Sgr on its on account and on behalf of other institutional investors. The Meeting **appointed Giovanni Bazoli as chairman and Antoine Bernheim and Rodolfo Zich as Deputy Chairmen** of the Supervisory Board.
The appointment of the aforementioned 19 Supervisory Board members shall become effective when the merger comes into legal effect.
After the effectiveness of the merger, as set forth by the aforementioned transitory rule an Ordinary Shareholders' Meeting shall be called to appoint a further 2 Supervisory Board members who shall terminate their office at the same time as the 19 Supervisory Board members indicated above. The appointment of the additional 2 Supervisory Board members shall occur using the voting list mechanism provided for by the new Articles of Association but with a percentage of share capital for the presentation of the list equal to at least

1% and not exceeding 3% of share capital for the purpose of also allowing minority shareholders of former Sanpaolo IMI to have their own representatives.
Lastly, the Ordinary Shareholders' Meeting authorised **a plan for the purchase of Banca Intesa ordinary shares and their subsequent assignment, for free, to the employees of former Banca Intesa**. This stock granting plan provides that Banca Intesa ordinary shares for a maximum countervalue of 700 euro be assigned, for free, to each of the employees that are included in the Personnel register in 2006 and are on the payroll as at 31st May 2007; the assignment shall also involve the employees of former Gruppo Intesa's Italian subsidiaries subject to the resolution of their respective shareholders' meetings. The value of each share to be assigned will be equal to the simple arithmetic average of the official prices of the Banca Intesa ordinary shares in the period from 1st June 2007 to the same day of the previous calendar month.
The authorisation of the Shareholders' Meeting is effective for a period of nine months from today and provides for the purchase of shares up to a maximum number of 5,250,000 (approximately 0.09% of the current ordinary share capital) with a maximum consideration of 21 million euro. Purchases must be carried out on the market in June 2007. More detailed information relating to the purchase plan will be disclosed pursuant to regulations before the implementation of the plan itself.

In compliance with the IAS/IFRS accounting principles, the charges related to the above-mentioned assignment of shares - estimated at approximately 26 million euro - will be recognised as personnel expenses for the fourth quarter 2006.

* * *

During the Shareholders' Meeting the chairman communicated that an agreement to dissolve the Voting Syndicate currently in force will occur among the syndicated parties, subject to the registration of the merger deed at the Milan Company Register. More in detail, the unwinding agreement shall become effective from the date the merger comes into legal effect pursuant to art. 2504 bis, par. 2, of the Italian Civil Code. The chairman also clarified that he couldn't say whether some shareholders of the company post merger will stipulate any syndicate or consultation agreement. Should this event occur, it will be immediately disclosed.

* * *

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act. The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.
You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.
You should be aware that Sanpaolo IMI may purchase securities of Banca Intesa otherwise than in the merger, such as in open market or privately negotiated purchases.

Banca Intesa
Investor Relations
+39.02.87943180
investorelations@bancaintesa.it

Banca Intesa
Media Relations
+39.02.87963531
stampa@bancaintesa.it

www.bancaintesa.it

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File No. 82-35020

Press releases

JOINT PRESS RELEASE

BANCA INTESA - SANPAOLO IMI

BANCA INTESA AND SANPAOLO IMI SIGN AN AGREEMENT WITH ALL THE TRADE UNIONS FOR ACTIVATION OF THE SOLIDARITY ALLOWANCE ON A VOLUNTARY BASIS

Milano, Torino, 1st December 2006

Banca Intesa and Sanpaolo IMI have reached an agreement with all the nine Trade Unions of the banking industry which provides for the activation of the Solidarity Allowance (as per Ministerial Decrees 158 of 2000 and 226 of 2006) in 2007 exclusively on a voluntary basis, subject to the approvals of the merger plan by the Shareholders' Meetings of the two banks summoned for today. This agreement relates to the processes aimed at improving efficiency in connection with the merger between Banca Intesa and Sanpaolo IMI, which will be fully defined in the Business Plan of the new Gruppo Intesa Sanpaolo to be drawn up.

Employees of Gruppo Intesa and Gruppo Sanpaolo IMI who qualify for pensions within 60 months are eligible for adhering to the Solidarity Allowance.

For the purpose of ensuring an adequate service level, a number of apprentices will be recruited equal to 50% of the exits of the branch commercial staff.

The number of employees potentially involved is of approximately 5,200, of which 2,400 in Gruppo Intesa and 2,800 in Gruppo Sanpaolo IMI.

* * *

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.
You should be aware that Sanpaolo IMI may purchase securities of Banca Intesa otherwise than in the merger, such as in open market or privately negotiated purchases.

FORWARD-LOOKING STATEMENTS
This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the merger. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under "Risk Factors" in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006.

Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

Banca Intesa
Investor Relations
+39.02.87943180
investorelations@bancaintesa.it

Banca Intesa
Media Relations
+39.02.87963531
stampa@bancaintesa.it

www.bancaintesa.it

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Press releases

File No. 82-35020

BANCA INTESA: "DA VINCI" SYNTHETIC SECURITIZATION FOR US DOLLAR 650 MILLION HAS BEEN COMPLETED

Milano, 24th November 2006

Banca Intesa has completed a synthetic securitization transaction aimed at covering and actively managing its risk exposure in the aircraft and aeronautic sector.

The project, named Da Vinci Synthetic ("*Da Vinci*"), launched for a nominal amount of approximately US$650 million, is the second project of the type which the bank has finalized for its own loan portfolio in the sector after *Leonardo Synthetic* (May 2001), which was redeemed in September this year.

Synthetic securitizations constitute the third generation of structures in securitization inasmuch that it avails of credit derivatives, avoiding the physical transfer of the underlying portfolio of loans (the assets remain on the books), instead simply transferring the credit risk of the relevant loans.

The guarantees supporting the *Da Vinci* portfolio comprise 128 aircraft which form part of a fleet of 22 airline companies, from 14 countries worldwide, the major portion of which are flag carriers. Of the 128 aircraft, 78% were constructed between 1997 and 2001, 16% between 1992 and 1996 and 5% between 2002 and 2003. The major loans included in the portfolio refer to KLM (approximately US$99 million, 17% of the portfolio total), British Airways (approximately US$91 million, 16%), Alitalia (approximately US$73 million, 13%) and Alaska Airlines (approximately US$46 million, 8%); no other loan exceeds 6% of the portfolio total.

With this transaction, Banca Intesa acquired protection through a credit default swap (arranged by Merrill Lynch) utilizing:

- for the unfunded portion (84% equivalent to approximately US$546 million), a Senior Swap contract underwritten by a prime financer, MBIA, which covers the Da Vinci risk portfolio for the superior rating or rating equivalent to AA;
- for the funded portion (12%), Da Vinci Synthetic Plc, a Special Purpose Vehicle ("SPV") domiciled in Republic of Ireland, which issued Notes - distributed in three tranches (rated A, BBB and BB) to international institutional investors only - having a cumulative value of US$78.2 million.

The Notes issued by Da Vinci Synthetic Plc have been divided in the following tranches:

- Class A Notes (rated A) of US$32.5 million (5%);
- Class B Notes (rated BBB) of US$26.1 million (4%);
- Class C Notes (rated BB+) of US$19.6 million (3%).

The structure of the operation implies the opportunity of selling in any time the 4% remaining risk (approximately US$26 million).

Banca Intesa and Merrill Lynch International were the Arrangers and Note Placement Agents of the transaction.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Banca Intesa S.p.A. may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

Banca Intesa
Investor Relations
+39.02.87943180
investorelations@bancaintesa.it

Banca Intesa
Media Relations
+39.02.87963531
stampa@bancaintesa.it

www.bancaintesa.it

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File No. 82-35020

Press releases

BANCA INTESA: CLARIFICATION ON ALITALIA

Milano, 22nd November 2006

With reference to the press news reported today on Banca Intesa's role as regards Alitalia, Banca Intesa clarifies that it is not building a group of investors who will take on the issue of Alitalia.

Banca Intesa
Investor Relations
+39.02.87943180
investorelations@bancaintesa.it

Banca Intesa
Media Relations
+39.02.87963531
stampa@bancaintesa.it

www.bancaintesa.it

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File No. 82-35020

Banca Intesa

Pursuant to U.S. legal and regulatory requirements, please note the following.

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act. The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

EXTRAORDINARY AND ORDINARY SHAREHOLDERS' MEETING

As concerns the Extraordinary and Ordinary Shareholders' Meeting summoned on 30th November and 1st December there is reason to presume that it will be held **on second call on 1st December 2006** at 10 am, at the "Fondazione Cariplo" Congress Center, in Milano via Romagnosi, 6.

Milano, 28th November 2006

Banca Intesa s.p.a. Registered office Piazza Paolo Ferrari, 10 20121 Milano Italy Share capital 3,613,001,195.96 euro Registration Number on the Milano Company Register and Fiscal Code 00799960158 Vat Code 10810700152 Abi Code 3069.2 Member of the National Interbank Deposit Guarantee Fund and of the National Guarantee Fund, included in the National Register of Banks No. 5361 and Parent Company of "Gruppo Intesa", included in the National Register of Banking Groups.

Corso Giacomo Matteotti, 8
20121 Milano
Italy
Tel: +39 02-3046-2000 Fax: +39 02-3046-2001
www.lw.com

LATHAM&WATKINS

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September 25, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Banca Intesa S.p.A.**
Application for Exemption Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934, as amended

Dear Sir or Madam:

This letter is being furnished to the U.S. Securities and Exchange Commission (the "***SEC***") on behalf of our client, Banca Intesa S.p.A. (the "***Company***"), a company incorporated under the laws of the Republic of Italy, in order to establish an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), afforded to foreign private issuers eligible under Rule 12g3-2(b) under the Exchange Act.

The principal public disclosure and reporting requirements applicable to the Company arise under the Legislative decree no. 58 of February 24, 1998, as amended, the Civil Code, the rules of the *Commissione Nazionale per le Società e la Borsa* ("***CONSOB***")(the authority that regulates Italian securities markets) and the regulations and rules of the Milan Stock Exchange.

A. Information Requirements

Pursuant to Rule 12g3-2(b)(1)(ii) of the Exchange Act, we have enclosed herewith as *Exhibit A* a list of the information that the Company: (1) makes or is required to make public pursuant to the laws of the Republic of Italy; (2) will file or will be required to file with the *mercato telematico azionario* managed by Borsa Italiana (the "***Mercato***") and which will be made public by the Mercato; and (3) will distribute or will be required to distribute to its security holders.

Exhibit A also states in connection with each item: (1) the date on which a particular item is required to be made public, filed with the Mercato, or distributed to security holders; and (2) the party or parties to whom such item is required to be made public, filed or distributed.

LATHAM&WATKINS

B. <u>Information Submitted</u>

A list of the information so made public, filed with the Mercato or distributed to security holders by the Company since January 1, 2005, the beginning of its last fiscal year, is enclosed herewith as *Exhibit B*. In addition, pursuant to Rule 12g3-2(b)(1)(i) of the Exchange Act, we have enclosed herewith one copy of each of the documents listed in *Exhibit B*.

C. <u>Additional Information</u>

The Company has advised us that it will furnish the SEC on an on-going basis the information as described in clauses (A), (B) and (C) of subparagraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act promptly after such information is made or is required to be made public. If the information that the Company makes or is required to make public pursuant to the laws of the Republic of Italy, files or is required to file with the Mercato, or distributes or is required to distribute to security holders changes from that listed in *Exhibit A*, the Company will promptly furnish the SEC with a revised list reflecting such changes following the end of the fiscal year in which such changes have occurred.

D. <u>Capital Structure</u>

The Company has advised us that as of June 1, 2006, its capital structure was comprised of: (1) 6,015,588,662 voting ordinary shares; and (2) 932,490,561 non-voting savings shares outstanding.

E. <u>U.S. Shareholders</u>

The Company has advised us that, to the best of its knowledge:

(1) As of September 21, 2006, 306,969,000 listed voting ordinary shares, representing approximately 5.1% of the Company's outstanding shares, were beneficially owned by 793 holders resident in the United States. The Company's non-voting savings shares are issued in bearer form and it is therefore not possible to determine the identity (including the residence) of the holders of such non-voting savings shares in the United States.

(2) The Company believes that the Company's ordinary shares held by the above beneficial holders resident in the United States were acquired pursuant to purchases on the open market.

The information furnished under (1) above relating to the number of holders of equity securities resident in the United States has been established, to the extent known, on the basis of a review of the share register kept by the Company, and a further review of holders of Company shares with U.S. addresses who hold such Company shares through Italian nominees with accounts at Monte Titoli, a centralized securities clearing system owned by the Italian Stock Exchange (*Borsa Italiana S.p.A.*), in each case as of April 26, 2006. Such date represents the payment date for the annual dividend and the only time in a year when a shareholder is required to state his place of residence.

LATHAM&WATKINS

The information relating to the holders of the Company's equity securities is generally obtained in connection with the notification of the Company by Monte Titoli or its intermediaries of the Company shareholders and/or number of Company shares held which are entitled to dividends, which usually takes place several months following the announcement of a dividend distribution and generally at the end of the year. As a precautionary measure in light of the proposed business combination between Banca Intesa S.p.A. and Sanpaolo IMI S.p.A., the Company has in the past three weeks endeavoured to procure such information earlier than usual. The Company obtained the information furnished in (1) above relating to the number of holders of equity securities resident in the United States on Thursday, September 21, 2006.

F. Previous Public Distributions

The Company has advised us that the most recent public distribution of securities by the Company or by an affiliate of the Company were the following:

- June 2006: stock granting in the form of 14,438,980 ordinary treasury shares with a nominal value of €0.52 distributed to employees;
- June 2006: capital increase by 32,214,375 ordinary shares with a nominal value of €0.52 to service a three-year top-management stock option plan;
- June 2005: capital increase by 67,667,061 ordinary shares with a nominal value of €0.52 to service a three-year top-management stock option plan;

All information and documents furnished under paragraph (b)(1) of Rule 12g3-2 are furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

It would be greatly appreciated if the Commission would confirm that the Company is exempt from the requirements of Section 12(g) of the Act based on the information provided in connection with this submission. If you have any questions with regard to this information, please do not hesitate to contact the undersigned at 011-44-20-7710-1076 or Jeff Lawlis at 011-44-20-7710-1151.

Please provide the undersigned with the SEC file number to be used in connection with the furnishing of future information by the Company pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter.

Very truly yours,

Michael S. Immordino
of LATHAM & WATKINS

EXHIBIT A

LIST OF MOST RELEVANT INFORMATION WHICH IS REQUIRED (A) TO BE MADE PUBLIC PURSUANT TO THE LAWS OF THE REPUBLIC OF ITALY ("ITALY") BY FILING WITH THE ITALIAN REGISTRY OF COMMERCE ("IRC"), (B) TO BE FILED WITH, AND MADE PUBLIC BY THE, MILAN STOCK EXCHANGE ("MSE") OR CONSOB AND IS MADE PUBLIC BY THE MSE THROUGH NETWORK INFORMATION SYSTEM (NIS), OR (C) TO BE DISTRIBUTED TO HOLDERS OF THE SHARES, IN ANY FISCAL YEAR OF THE COMPANY.

No.	Description of information	Timing	Recipient of information
1a	Articles of Association and Changes to Share Capital	Within 30 days following any amendment	IRC
1b	Articles of Association and Changes to Share Capital	In case of changes to share capital, within one day after filing with the IRC In case of other changes, within 30 days after filing with the IRC	MSE, CONSOB
2a	Proposal of Annual Report and Annual Financial Statements	Within 90 days of end of fiscal year	By deposit at the Company's registered office and through filing at CONSOB and MSE with a notification in a national newspaper
2b	Annual Report and Annual Financial Statements	Within 30 days following approval of the annual financial statements by the general meeting of shareholders The day after approval	IRC Consob MSE
3	Semi-Annual Financial Results	Within seventy-five days following the end of the semester	MSE, CONSOB newspaper

No.	Description of information	Timing	Recipient of information
4	Quarterly Financial Reports	Within forty-five days following the end of the quarter	MSE, CONSOB newspaper
5	Dividend Approval	Filed together with the notice of approval of the financial statement not later than the day following the shareholder meeting	MSE, CONSOB newspaper
6	Prospectuses	Prior to the beginning of adherence period	CONSOB
7	Documents relating to General Shareholders' Meeting		
7a	Notices of General Shareholders' Meeting	30 days prior to date of meeting	Publication in the *Gazzetta Ufficiale* (the official notice publication of the Italian government) and a national newspaper
7b	Notices of General Shareholders' Meeting Relevant Documents	Not later than the date of its publication in a national newspaper and *Gazzetta Ufficiale* Prior to the meetings	MSE, CONSOB MSE, CONSOB
7c	Minutes of General Shareholders' Meetings approving the annual financial statements	Within 15 days after the approval	MSE, CONSOB
8	Documents relating to Board of Directors' Meetings		
8a	Certain Resolutions equivalent to Resolutions by General Shareholders'	within 30 days from the resolution	MSE, CONSOB, IRC

LATHAM&WATKINS

No.	Description of information	Timing	Recipient of information
	Meetings		
9	Letters to Shareholders	n.a.	n.a.
10	Corporate Governance - appointment and expiring of company members	within 5 business days within 30 days	MSE, CONSOB IRC
11	Internal Dealing Communications	Promptly upon occurrence	MSE, CONSOB
12	Documents relating to Shareholders Agreement	in case of: execution, amendment, renewal and termination	MSE, CONSOB,IRC and notification in a national newspaper
13	Documents relating to Corporate Social Responsibility	n.a.	n.a.
14	Presentations	made public and filed prior to starting the relevant analyst presentation	MSE, CONSOB
15	Information Regarding Any Fact or Event Which May Have an Impact on Share Price	Made public promptly and filed prior to issuance of the relevant press release	MSE, CONSOB

EXHIBIT B

THE DOCUMENTS CONTAINED IN THIS EXHIBIT ARE LISTED ACCORDING TO THE CATEGORIES SET FORTH ON EXHIBIT A.

CATEGORY 1.
ARTICLES OF ASSOCIATION AND CHANGES TO SHARE CAPITAL

1. Title Articles of Association

   Date: May 10, 2005

2. Title Articles of Association

   Date: June 1, 2005

3. Title Articles of Association

   Date: April 28, 2006

4. Title Articles of Association

   Date: June 1, 2006

CATEGORY 2
ANNUAL REPORT AND ANNUAL FINANCIAL STATEMENTS

5. Title 2004 Annual Report (including related Excel Format Tables)

   Date: April 15, 2005

6. Title 2005 Annual Report (including related Excel Format Tables)

   Date: April 21, 2006

LATHAM&WATKINS

CATEGORY 3
SEMI-ANNUAL FINANCIAL RESULTS

7. Title		2005 Half-Yearly Report (including related Excel Format Tables)
	Date:	September 19, 2005
8. Title		2006 Half-Yearly Report – Press Release. See Category 15
	Date:	September 4, 2006

CATEGORY 4
QUARTERLY FINANCIAL REPORTS

9. Title		2005 1st Quarter Report (including related Excel Format Tables)
	Date:	June 9, 2005
10. Title		2005 3rd Quarter Report (including related Excel Format Tables)
	Date:	November 14, 2005
11. Title		2006 1st Quarter Report (including related Excel Format Tables)
	Date:	May 15, 2006

CATEGORY 5
DIVIDEND APPROVAL

12. Title		Approval of Financial Statements and Dividends
	Date:	April 15, 2005
		April 21, 2006

LATHAM&WATKINS

CATEGORY 6.
PROSPECTUSES

13.	Title	Italian domestic information document: Listing of structured bond (*ammissione alla quotazione del prestito obligazionario)* Banca Intesa S.p.A. 2004/2009 "Euro Plus", Euro 42,951,000, maturing on September 30, 2009 (Italian language)
	Date:	May 15, 2006 (filing date) September 30, 2004 (issue date)
14.	Title	Italian domestic information document: Listing of structured bond (*ammissione alla quotazione del prestito obligazionario)* Banca Intesa S.p.A. 2004/2009 "Schermo Azionario", Euro 28,093,000, maturing on September 30, 2009 (Italian language)
	Date:	May 15, 2006 (filing date) September 30, 2004 (issue date)
15.	Title	Italian domestic information document: Listing of structured bond (*ammissione alla quotazione del prestito obligazionario)* Banca Intesa S.p.A. 2004/2009 "Sprint Annuale", Euro 15,896,000, maturing on September 30, 2009 (Italian language)
	Date:	May 15, 2006 (filing date) September 30, 2004 (issue date)
16.	Title	Italian domestic information document: Listing of structured bond (*ammissione alla quotazione del prestito obligazionario)* Banca Intesa S.p.A. 2005/2008 "Intesa TRE Gennaio '05", Euro 124,771,000, maturing on February 1, 2008 (Italian language)
	Date:	March 6, 2006 (filing date) February 1, 2005 (issue date)
17.	Title	Italian domestic information document: Listing of structured bond (*ammissione alla quotazione del prestito obligazionario)* Banca Intesa S.p.A. 2004/2007 "Intesa TRE", Euro 131,948,000, maturing on September 30, 2007 (Italian language)
	Date:	March 6, 2006 (filing date) September 30, 2004 (issue date)

18.	Title	Italian domestic information document: Listing of structured bond (*ammissione alla quotazione del prestito obligazionario)* Banca Intesa S.p.A. 2004/2009 "Golden Goal Giugno '04", Euro 67,444,000, maturing on July 30, 2009 (Italian language)
	Date:	February 2, 2006 (filing date) July 30, 2004 (issue date)
19.	Title	Italian domestic information document: Listing of structured bond (*ammissione alla quotazione del prestito obligazionario)* Banca Intesa S.p.A. 2004/2009 "Golden Goal Marzo '04", Euro 290,000,000, maturing on March 31, 2009 (Italian language)
	Date:	October 13, 2005 (filing date) March 31, 2004 (issue date)
20.	Title	Italian domestic information document: Listing of structured bond (*ammissione alla quotazione del prestito obligazionario)* Banca Intesa S.p.A. 2004/2009 "Golden Goal Gennaio '04", Euro 339,792,000, maturing on January 30, 2009 (Italian language)
	Date:	October 13, 2005 (filing date) January 30, 2004 (issue date)
21.	Title	Italian domestic information document: Listing of structured bond (*ammissione alla quotazione del prestito obligazionario)* Banca Intesa S.p.A. 2004/2014 "Schermo Totale Europa 10 anni Ottobre 04", Euro 61,261,000, maturing on October 29, 2014 (Italian language)
	Date:	May 25, 2005 (filing date) October 29, 2004 (issue date)
22.	Title	Italian domestic information document: Listing of structured bond (*ammissione alla quotazione del prestito obligazionario)* Banca Intesa S.p.A. 2004/2009 "Schermo Totale Europa Ottobre '04", Euro 223,895,000, maturing on October 29, 2009 (Italian language)
	Date:	May 25, 2005 (filing date) October 29, 2004 (issue date)

LATHAM&WATKINS

23.	Title	Italian domestic information document: Listing of structured bond *(ammissione alla quotazione del prestito obligazionario)* Banca Intesa S.p.A. 2004/2007 "Europa Tre Giugno '04", Euro 93,088,000, maturing on July 30, 2007 (Italian language)
	Date:	April 15, 2005 (filing date) July 30, 2004 (issue date)
24.	Title	Italian domestic information document: Listing of structured bond *(ammissione alla quotazione del prestito obligazionario)* Banca Intesa S.p.A. 2004/2009, "Schermo Totale Europa Giugno '04", Euro 974,577,000, maturing on July 30, 2009 (Italian language)
	Date:	April 15, 2005 (filing date) July 30, 2004 (issue date)
25.	Title	Italian domestic information document: Listing of structured bond *(ammissione alla quotazione del prestito obligazionario)* Banca Intesa S.p.A. 2004/2009 "Schermo Totale Italia Giugno '04", Euro 312,437,000, maturing on July 30, 2009 (Italian language)
	Date:	April 15, 2005 (filing date) July 30, 2004 (issue date)
26.	Title	Italian domestic information document: Listing of structured bond *(ammissione alla quotazione del prestito obligazionario)* Banca Intesa S.p.A. 2004/2014 "Schermo Totale Europa 10 anni", Euro 350,000,000, maturing on May 31, 2014 (Italian language)
	Date:	February 24, 2005 (filing date) May 31, 2004 (issue date)
27.	Title	Italian domestic information document: Listing of structured bond *(ammissione alla quotazione del prestito obligazionario)* Banca Intesa S.p.A. 2004/2009 "Sprint", Euro 107,115,000, maturing on April 30, 2009 (Italian language)
	Date:	February 24, 2005 (filing date) April 30, 2004 (issue date)

28.	Title	Italian domestic information document: Listing of structured bond (*ammissione alla quotazione del prestito obbligazionario)* Banca Intesa S.p.A. 2004/2007 "Europa Tre", Euro 299,910,000, maturing on April 30, 2007 (Italian language)
	Date:	February 24, 2005 (filing date) April 30, 2004 (issue date)
29.	Title	Italian domestic information document: public offering of bonds (*offerta pubblica di sottoscrizione delle obbligazioni)* Banca Intesa S.p.A. 2006/2012 "Reload3 BancoPosta V collocamento 2006", up to Euro 1,000,000,000, maturing on November 10, 2012 (Italian language)
	Date:	September 12, 2006 (filing date) November 11, 2006 (issue date)
30.	Title	Italian domestic information document: public offering of bond (*offerta pubblica di sottoscrizione del prestito obbligazionario)* Banca Intesa S.p.A. "VITAMINA C 4% SPECIAL" Settembre 2006, up to Euro 500,000,000, maturing on September 29, 2008 (Italian language)
	Date:	September 12, 2006 (filing date) September 29, 2006 (issue date)
31.	Title	Italian domestic information document: public offering of bond (*offerta pubblica di sottoscrizione del prestito obbligazionario)* Banca Intesa S.p.A. TV 29/09/2006 - 29/09/2010, up to Euro 500,000,000, maturing on September 29, 2010 (Italian language)
	Date:	September 12, 2006 (filing date) September 29, 2006 (issue date)
32.	Title	Italian domestic information document: public offering of bond (*offerta pubblica di sottoscrizione del prestito obbligazionario)* Banca Intesa S.p.A. 3,50% 29/09/2006 - 29/09/2010, up to Euro 500,000,000, maturing on September 29, 2010 (Italian language)
	Date:	September 12, 2006 (filing date) September 29, 2006 (issue date)

33.	Title	Italian domestic information document: public offering of bond (*offerta pubblica di sottoscrizione del prestito obbligazionario)* Banca Intesa S.p.A. "VITAMINA C 4% SPECIAL" Agosto 2006, Euro 160,710,000, maturing on August 31, 2008 (Italian language)
	Date:	August 9, 2006 (filing date) August 31, 2006 (issue date)
34.	Title	Italian domestic information document: public offering of bond (*offerta pubblica di sottoscrizione del prestito obbligazionario)* Banca Intesa S.p.A. 3,70% 31/08/2006 - 31/08/2010, Euro 78,830,000, maturing on August 31, 2010 (Italian language)
	Date:	August 9, 2006 (filing date) August 31, 2006 (issue date)
35.	Title	Italian domestic information document: public offering of bond (*offerta pubblica di sottoscrizione del prestito obbligazionario)* Banca Intesa S.p.A. TV 31/08/2006 - 31/08/2010, Euro 7,779,000, maturing on August 31, 2010 (Italian language)
	Date:	August 9, 2006 (filing date) August 31, 2006 (issue date)
36.	Title	Italian domestic information document: public offering of bonds (*offerta pubblica di sottoscrizione delle obbligazioni)* Banca Intesa S.p.A. 2006/2012 "Reload3 BancoPosta IV collocamento 2006", Euro 815,555,000, maturing on September 25, 2012 (Italian language)
	Date:	July 5, 2006 (filing date) September 25, 2006 (issue date)
37.	Title	Euro 35,000,000,000 Global Medium Term Note Programme (Prospectus Supplement)
	Date:	July 26, 2006
38.	Title	Euro 25,000,000,000 Global Medium Term Note Programme (Prospectus Supplement)
	Date:	April 20, 2006

39.	Title	Euro 25,000,000,000 Global Medium Term Note Programme (Prospectus)
	Date:	October 13, 2005
40.	Title	Euro 25,000,000,000 Global Medium Term Note Programme (Supplemental Offering Circular)
	Date:	May 13, 2005
41.	Title	Euro 17,000,000,000 Global Medium Term Note Programme (Offering Circular)
	Date:	August 5, 2003
42.	Title	U.S. $ 10,000,000,000 Global Commercial Paper Programme (Information Memorandum)
	Date:	August 4, 2006
43.	Title	U.S. $ 7,000,000,000 Global Commercial Paper Programme (Information Memorandum)
	Date:	September 30, 2005

CATEGORY 7
DOCUMENTS RELATING TO GENERAL SHAREHOLDERS' MEETINGS

44.	Title	Ordinary Shareholders' Meeting (including related documentation)
	Date:	March 12, 2005 Notice
		March 21, 2005 Relevant Documents
45.	Title	Saving Shares Holders' Meeting (including related documentation)
	Date:	November 15, 2005 Notice
		December 1, 2005 Relevant Documents

46.	Title	Saving Shares Holders' Meeting (including related documentation)
	Date:	March 16, 2006 Notice
		April 3, 2006 Relevant Documents
47.	Title	Ordinary Shareholders' Meeting (including related documentation)
	Date:	March 16, 2006 Notice
		April 4, 2006 Relevant Documents

CATEGORY 8
DOCUMENTS RELATING TO BOARD OF DIRECTORS' MEETINGS

48.	Title	Capital Increase to Service the Stock Options Plan Related to the Fiscal Years 2003 and 2004
	Date:	April 26, 2005
49.	Title	Merger of Intesa Real Estate in Banca Intesa
	Date:	May 30, 2005
50.	Title	Capital Increase to Service the Stock Options Plan Related To the Fiscal Year 2005 (including related documentation)
	Date:	April 26, 2006
51.	Title	Merger of Intesa Gestione Crediti, Intesa Holding Asset Management, Magazzini Generali Fiduciari in Banca Intesa (including related documentation)
	Date:	May 12, 2006

52.	Title	Merger of Intesa E.Lab in Banca Intesa
	Date:	September 4, 2006

CATEGORY 9
LETTERS TO SHAREHOLDERS

53.	Title	Letter to Shareholders
	Date:	July 2005
54.	Title	Letter to Shareholders
	Date:	September 2006

CATEGORY 10
CORPORATE GOVERNANCE

55.	Title	2005 Annual Report on Corporate Governance
	Date:	March 15, 2005
56.	Title	2006 Annual Report on Corporate Governance
	Date:	March 31, 2006
57.	Title	Group Internal Code of Conduct
	Date:	July 25, 2006
58.	Title	Stock Option Plan
	Date:	April 26, 2005

CATEGORY 11
INTERNAL DEALING COMMUNICATIONS

59.	Title and date distributed:	2005 Internal Dealing Communications: Communication issued on 12/30/2005; Communication issued on 12/29/2005; Communication issued on 12/27/2005; Communication issued on 12/22/2005; Communication issued on 12/20/2005; Communication issued on 12/19/2005; Communication issued on 12/15/2005; Communication issued on 11/25/2005; Communication issued on 11/21/2005; Communication issued on 11/17/2005; Communication issued on 10/06/2005; Communication issued on 10/06/2005; Communication issued on 09/20/2005; Communication issued on 07/29/2005; Communication issued on 07/28/2005; Communication issued on 07/22/2005 Communication issued on 07/22/2005; Communication issued on 07/18/2005; Communication issued on 07/15/2005; Communication issued on 06/01/2005; Communication issued on 05/19/2005; Communication issued on 05/13/2005; Communication issued on 05/10/2005; Communication issued on 05/05/2005 Communication issued on 04/08/2005; Communication issued on 04/08/2005; Communication issued on 01/14/2005
60.	Title and date distributed:	2006 Internal Dealing Regulation as at 03/28/06 - in force as of 04/01/06 Communication issued on 09/13/2006; Communication issued on 08/08/2006; Communication issued on 08/07/2006; Communication issued on 07/12/2006; Communication issued on 07/12/2006; Communication issued on 07/03/2006; Communication issued on 06/26/2006; Communication issued on 06/23/2006; Communication issued on 06/19/2006; Communication issued on 06/12/2006; Communication issued on 06/01/2006; Communication issued on 05/31/2006; Communication issued on 05/29/2006; Communication issued on 05/26/2006; Communication issued on 05/23/2006; Communication issued on 05/23/2006; Communication issued on 05/18/2006; Communication issued on 05/17/2006; Communication issued on 05/16/2006; Communication issued on 05/16/2006; Communication issued on 05/16/2006; Communication issued on 15/05/2006; Communication issued on 05/08/2006; Communication issued on 05/03/2006; Communication issued on 03/22/2006; Communication issued

on 03/16/2006; Communication issued on 03/15/2006; Communication issued on 02/03/2006; Communication issued on 01/13/2006; Communication issued on 01/12/2006; Communication issued on 01/12/2006; Communication issued on 01/11/2006

CATEGORY 12
DOCUMENTS RELATING TO SHAREHOLDERS AGREEMENT

61.	Title	2005 Shareholders Agreement
	Date:	March 1, 2005
62.	Title	2005 Shareholders Agreement
	Date:	December 12, 2005
63.	Title	2006 Shareholders Agreement
	Date:	July 10, 2006

CATEGORY 13.
DOCUMENTS RELATING TO CORPORATE SOCIAL RESPONSIBILITY

64.	Title	Social and Environmental Report 2005
	Date:	July 25, 2006
65.	Title	Questionnaire on Social and Environmental Report 2005
	Date:	July 25, 2006

66.	Title	Social and Environmental Responsibility Guidelines
	Date:	July 25, 2006
67.	Title	Code of Ethics
	Date:	July 25, 2006

CATEGORY 14
PRESENTATIONS

68.	Title	2004 Results
	Date:	March 07, 2005
69.	Title	IAS/IFRS First-Time Adoption, 2005 First-Quarter Results and Two Strategic Transactions
	Date:	May 30, 2005
70.	Title	2005-2007 Business Plan
	Date:	July 13, 2005
71.	Title	2005 Half-Yearly Results
	Date:	September 5, 2005
72.	Title	2005 Third-Quarter Results
	Date:	November 11, 2005

73. Title 2005 Results

Date: March 6, 2006

74. Title 2006 First-Quarter Results

Date: May 12, 2006

75. Title Guidelines of the merger project between Banca Intesa and SanpaoloIMI

Date: August 26, 2006

76. Title 2006 Half-Yearly Results

Date: September 4, 2006

CATEGORY 15
INFORMATION REGARDING ANY FACT OR EVENT WHICH MAY HAVE AN IMPACT ON SHARE PRICE

77. Title Banca Intesa in Exclusive Negotiations for the Acquisition of Delta Banka in Serbia and Montenegro

Date: January 24, 2005

78. Title Banca Intesa Launches a Five-Year Benchmark Eurobond of 1 Billion Euro

Date: February 2, 2005

79. Title Banca Intesa Set Up An Internal Committee

Date: February 8, 2005

LATHAM&WATKINS

80.	Title	Banca Intesa Signs a Share Purchase Agreement for the Acquisition of Delta Banka in Serbia and Montenegro
	Date:	February 14, 2005
81.	Title	Beni Stabili and Banca Intesa sign Preliminary Agreement for Beni Stabili's Purchase of 49% of Milano Zero Tre S.r.l.
	Date:	February 18, 2005
82.	Title	Banca Intesa to Launch a Tender Offer for ABS Banka in Bosnia and Herzegovina
	Date:	February 28, 2005
83.	Title	Banca Intesa: 2004 Results
	Date:	March 7, 2005
84.	Title	Banca Intesa to Adopt New Accounting Standards IAS/IFRS Starting from the Quarterly Consolidated Report as at 31st March 2005
	Date:	March 15, 2005
85.	Title	Banca Intesa Launches a Ten-Year, Fixed-Rate Benchmark Eurobond of 500 Million Euro
	Date:	March 18, 2005
86.	Title	Banca Intesa: Standard & Poor's Changes the Outlook to Positive from Stable
	Date:	March 22, 2005

LATHAM&WATKINS

87. Title — Banca Intesa Signs the Agreement for Acquisition of Control of Cassa Di Risparmio Di Fano

Date: March 24, 2005

88. Title — Banca Intesa: The Shareholders' Meeting Approves the 2004 Financial Statements

Date: April 14, 2005

89. Title — Banca Intesa: The Impact of the Mark to Market of the Fiat "Convertendo" on the Income Statement Limited with the Hedging of Market Risks Through Derivatives

Date: April 18, 2005

90. Title — Banca Intesa Acquires Control of KMB Bank in the Russian Federation and Thus Strengthens its Presence in Central-Eastern Europe

Date: April 21, 2005

91. Title — Banca Intesa: Meeting of the Board of Directors

Date: April 26, 2005

92. Title — Joint Press Release on the Fiat "Convertendo"

Date: April 26, 2005

93. Title — Banca Intesa Launches a Seven-Year Benchmark Eurobond of 750 Million Euro

Date: April 28, 2005

LATHAM&WATKINS

94.	Title	Banca Intesa: Shares from the Exercise of the Stock Options Traded in "Blocks"
	Date:	May 2, 2005
95.	Title	Banca Intesa: Updating of the Voting Syndicate (Shareholders)
	Date:	May 3, 2005
96.	Title	Banca Intesa: CEO Corrado Passera puts all his Capital Gain From Stock Option Exercise back into Banca Intesa Shares
	Date:	May 6, 2005
97.	Title	Banca Intesa sells 9 Billion Euro of the Group's Gross Book Value of Doubtful Loans to Fortress and Merrill Lynch
	Date:	May 30, 2005
98.	Title	Banca Intesa and Crédit Agricole sign a Strategic Agreement for Asset Management Activities which will lead to the Formation of the Fourth Largest European Asset Manager
	Date:	May 30, 2005
99.	Title	Banca Intesa: IAS/IFRS First-Time Adoption and Consolidated Quarterly Report as at 31 March 2005 with New Standards Approved
	Date:	May 30, 2005
100.	Title	ABN Amro to Acquire Additional 3.86% in ABN Amro Real from Banca Intesa
	Date:	June 16, 2005

101.	Title	Banca Intesa: The 2005-2007 IAS/IFRS-Compliant Business Plan Approved
	Date:	July 13, 2005
102.	Title	Banca Intesa Launches the Takeover Bid for the Acquisition of 90% of Delta Banka in Serbia and Montenegro
	Date:	July 21, 2005
103.	Title	Banca Intesa Launches its Takeover Bid for the Acquisition of 100% of ABS Banka in Bosnia and Herzegovina and Finalises the Bid for the Acquisition of 90% of Delta Banka in Serbia and Montenegro
	Date:	August 9, 2005
104.	Title	Banca Intesa: Fiat "Convertendo"
	Date:	August 24, 2005
105.	Title	Banca Intesa: Litigation with Parmalat
	Date:	August 26, 2005
106.	Title	Joint Press Release on Italenergia BIS – EDF
	Date:	September 1, 2005
107.	Title	Banca Intesa: Consolidated Half-Yearly Report as at 30 June 2005 IAS/IFRS Compliant Approved
	Date:	September 5, 2005

108.	Title	Banca Intesa sells its 7.4% in Banco Comercial Portugues and its 30% in Banco De Investimento Imobiliario
	Date:	September 21, 2005
109.	Title	Banca Intesa Update on the Sale of its 7.4% in Banco Comercial Portugues and its 30% in Banco De Investimento Imobiliario
	Date:	September 22, 2005
110.	Title	Banca Intesa: Subsidiary Cariparma e Piacenza Litigation with Parmalat
	Date:	September 23, 2005
111.	Title	Banca Intesa signs a Share Purchase Agreement for the Acquisition of UPI Banka in Bosnia and Herzegovina
	Date:	September 26, 2005
112.	Title	Banca Intesa Acquires Control of KMB Bank in the Russian Federation
	Date:	September 30, 2005
113.	Title	Banca Intesa: Standard & Poor's Raises Long-Term Rating
	Date:	October 18, 2005
114.	Title	Banca Intesa Purchases 13,416,561 RCS Mediagroup Ordinary Shares, Corresponding to Approximately 1.8% of the Share Capital
	Date:	October 18, 2005

LATHAM&WATKINS

115.	Title	Banca Intesa Launches a Ten-Year Benchmark Eurobond of 500 Million Euro
	Date:	October 19, 2005
116.	Title	Banca Intesa: Results as at 30 September 2005
	Date:	November 11, 2005
117.	Title	Banca Intesa: Fitch Upgrades the Outlook to Positive from Stable and Raises Individual Rating
	Date:	December 5, 2005
118.	Title	Banca Intesa Enters into a Share Purchase Agreement for the Sale of Banco Wiese Sudameris to Scotiabank
	Date:	December 5, 2005
119.	Title	Banca Intesa Finalises the Sale of Euro 9 Billion of the Group's Gross Doubtful Loans to Fortress and Merrill Lynch
	Date:	December 7, 2005
120.	Title	Banca Intesa Assigns Free Ordinary Shares to is Employees
	Date:	December 20, 2005
121.	Title	Strategic Asset Management Agreement between Banca Intesa and Crédit Agricole becomes Operational
	Date:	December 22, 2005

LATHAM&WATKINS

122. Title — Banca Intesa Launches the Takeover Bid for Acquiring Control of UPI Banka in Bosnia and Herzegovina

Date: January 4, 2006

123. Title — Fiat Stake: Clarification

Date: January 21, 2006

124. Title — Banca Intesa Launches a 1,500 Million Euro Subordinated Lower Tier II Benchmark

Date: January 25, 2006

125. Title — Banca Intesa in Exclusive Negotiations for the Acquisition of Ukrsotsbank in the Ukraine

Date: February 9, 2006

126. Title — Banca Intesa Signs a Share Purchase Agreement for the Acquisition of Ukrsotsbank in Ukraine

Date: February 14, 2006

127. Title — Banca Intesa Launches a Fixed Rate Five-Year Benchmark Eurobond of 600 Million Euro

Date: February 15, 2006

128. Title — Bank Mergers: Statement

Date: February 21, 2006

LATHAM&WATKINS

129. Title Banca Intesa: Completed the Takeover Bid for Acquiring control of UPI Banka in Bosnia and Herzegovina

Date: February 21, 2006

130. Title Banca Intesa: 2005 Preliminary Results

Date: March 6, 2006

131. Title Banca Intesa Finalises the Sale of Banco Wiese Sudameris to Scotiabank

Date: March 9, 2006

132. Title Banca Intesa: Chairman and CEO Statement on Bank Mergers

Date: March 10, 2006

133. Title Bank Mergers: Clarification

Date: March 15, 2006

134. Title Banca Intesa Launches a Seven-Year Benchmark Eurobond of 750 Million Euro

Date: March 22, 2006

135. Title Banca Intesa Exercises its Put Option on the Entire Stake Held in Olimpia

Date: March 27, 2006

136. Title — Banca Intesa: Board of Directors' Meeting

Date: March 28, 2006

137. Title — Banca Intesa, Lazard Reach Agreement over Future of Italian Business Relationship

Date: March 31, 2006

138. Title — CEO's Statement

Date: April 10, 2006

139. Title — Banca Intesa: The Shareholders' Meeting Approves the 2005 Financial Statements

Date: April 20, 2006

140. Title — Banca Intesa: The Board of Directors Resolves upon a Capital Increase to Service the Stock Option Plan Related to Year 2005

Date: April 26, 2006

141. Title — Banca Intesa: Results as at 31st March 2006

Date: May 12, 2006

142. Title — Banca Intesa: CEO Corrado Passera Invests the Entire Capital Gain from his Stock Option Exercise in Banca Intesa Shares

Date: May 12, 2006

143. Title: Banca Intesa Completes the Purchase of Own Shares to Carry out its Free Stock Granting Plan

Date: June 9, 2006

144. Title: Banca Intesa Exercises its Put Option on 3.86% of Banco ABN Amro Real's Capital

Date: June 12, 2006

145. Title: Banca Intesa: Moody's Reviews for Possible Upgrade Long-Term and Financial Strength Ratings

Date: June 22, 2006

146. Title: Banca Intesa: Moody's Upgrades Long-Term and Financial Strength Ratings

Date: June 29, 2006

147. Title: Banca Intesa Launches its First Extendible Notes Issue for USD 3 Billion

Date: June 30, 2006

148. Title: Banca Intesa Launches a GBP 750 Million Subordinated Lower Tier II

Date: July 5, 2006

149. Title: Banca Intesa: Bank Mergers

Date: July 7, 2006

LATHAM&WATKINS

150. Title: Banca Intesa: Fitch Upgrades Long-Term and Short-Term Ratings

Date: July 28, 2006

151. Title: Banca Intesa: Bank Mergers

Date: August 24, 2006

152. Title: Banca Intesa Approves the Guidelines of the Merger Project with Sanpaolo IMI

Date: August 26, 2006

153. Title: Banca Intesa: Moody's Affirms Ratings

Date: August 28, 2006

154. Title: Banca Intesa: Standard & Poor's Places Ratings on Creditwatch with Positive Implications

Date: August 28, 2006

155. Title: Banca Intesa: Fitch Affirms Ratings

Date: August 30, 2006

156. Title: Banca Intesa: Results as at 30th June 2006

Date: September 4, 2006

157. Title: Banca Intesa: Amendment to Share Purchase Agreement for the Acquisition of Ukrsotsbank in Ukraine Approved

LATHAM&WATKINS

	Date:	September 4, 2006
158.	Title	ABN Amro to Acquire Remaining 3.86% Stake in Banco ABN Amro Real from Banca Intesa
	Date:	September 11, 2006
159.	Title	Banca Intesa: Fiat Stake
	Date:	September 18, 2006